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                             December 7, 2020

       Senthil Sundaram
       Chief Executive Officer
       Terns Pharmaceuticals, Inc.
       1065 East Hillsdale Blvd., Suite 100
       Foster City, California 94404

                                                        Re: Terns
Pharmaceuticals, Inc.
                                                            Draft Registration
Statement on Form S-1
                                                            Filed November 10,
2020
                                                            CIK No. 0001831363

       Dear Mr. Sundaram:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1

       Overview, page 1

   1. We note the disclosure that your programs are based on clinically-validated mechanisms of action. Please
provide the basis for this statement.
   2. We note your disclosure that you received Fast Track designation from the FDA for
                                                        TERN-101 and TERN-201.
Please expand your disclosure to explicitly state
                                                        that fast track
designation does not guarantee an accelerated review by the FDA.
   3. We note your statement that in the Phase 1 clinical trials for TERN-101 no pruritus or adverse lipid changes
were observed. Please explain what pruritus is and the effects of the adverse lipid
changes that were observed in clinical trials for other FXR agonists.
 Senthil Sundaram
FirstName  LastNameSenthil
Terns Pharmaceuticals, Inc. Sundaram
Comapany7,
December   NameTerns
             2020      Pharmaceuticals, Inc.
December
Page 2    7, 2020 Page 2
FirstName LastName
4. Please include an organization chart showing your corporate structure. Our Strategy, page 4

5. We note your statements that your goal is to develop and commercialize "best-in-class"
         therapies. This term suggests that your product candidates are effective and likely to be approved. Please delete these references throughout your document. Risks Associated with Our Business, page 4

6. Please tell us your consideration of whether the PRC Scientific Data Measures presents a risk to your business that should be disclosed here. We note that you may be restricted from transferring your scientific data abroad, such as your preclinical studies conducted within China, or to your foreign partners in China. Please tell us which parts of your business are relevant to this consideration, including, but not limited to, your preclincial studies and any other clinical work that provides the basis for current and future INDs or other approvals with the FDA, and the relevant PRC approvals for sending scientific data abroad, or to your foreign partners in China. Please also clarify the risk factor on page 65 to disclose whether the PRC could prevent you from seeking foreign approval and commercialization of your product candidates.
Management's Discussion and Analysis
Net Loss Attributable to Noncontrolling Interest, page 89

7. Disclose the business reason for establishing Terns China, a financing subsidiary, as a variable interest entity, including relevant PRC foreign investment rules and regulations.
         Describe any operations and intended activities post China Conversion. Management's Discussion and Alalysis of Financial Condition and Results of Operations
Critical accounting policies and significant judgments and estimates
Common stock valuation methodology, page 100

8. Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock leading up to the IPO and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation and beneficial conversion features. Please discuss with the staff how to submit your response.
Clinical validation of THR-beta agonism, page 121

9. Please identify the other NASH clinical studies described in this section and the basis for your belief that histological responses described here may be suitable for accelerated approval under current draft guidance from the FDA and the type of accelerated approval this would entail.
 Senthil Sundaram
Terns Pharmaceuticals, Inc.
December 7, 2020
Page 3
Planned TERN-201 Phase 1b clinical trial, page 121

10. Please disclose the number of patients that you expect to enroll and the endpoints of the
       Phase 1b clinical trial for TERN-201. Please provide similar disclosure for the planned clinical trials for TERN-501 that you discuss on page 124.
Intellectual Property, page 129

11. Please clarify the number of patent families that are owned and the number that are in-
       licensed for TERN-101 and TERN-201.
TRN-000632 Exclusive Option and License agreement with Hansoh Pharmaceuticals, page 134

12. We note the aggregate amount of milestone payments that Hansoh has agreed to pay you upon the achievement of pre-specified milestones. Please disclose whether any milestone payments have been made to date and the significant milestones that need to be achieved to receive the payments.
Notes to Consolidated Financial Statements
Note 1. Nature of the Business and Basis of Presentation
Variable Interest Entity, page F-7

13. Please tell us where you have complied with the disclosure requirements under ASC 810-
       50-3 or tell us why the disclosures are not warranted.
General

14. Please supplementally provide us with copies of all written communications, as defined in
       Rule 405 under the Securities Act, that you or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
       You may contact David Burton at 202-551-3626 or Sasha Parikh at 202-551-3627 if you
have questions regarding comments on the financial statements and related matters. Please contact Chris Edwards at 202-551-6761 or Celeste Murphy at 202-551-3257 with any other questions.



                                                             Sincerely,
FirstName LastNameSenthil Sundaram
                                                             Division of
Corporation Finance
Comapany NameTerns Pharmaceuticals, Inc.
                                                             Office of Life
Sciences
December 7, 2020 Page 3
cc:       Brian Cuneo
FirstName LastName